August 12, 2019

Leo Chen
Chief Executive Officer
Jumei International Holding Ltd
20th Floor, Tower B, Zhonghui Plaza
11 Dongzhimen South Road, Dongcheng District
Beijing 100007, People's Republic of China

       Re: Jumei International Holding Ltd
           Form 20-F for the Fiscal Year Ended December 31, 2018
           Filed April 30, 2019
           File No. 001-36442

Dear Mr. Chen:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2018

Item 5. Operating and Financial Review and Prospects
Results of Operations, page 89

1. Please discuss segment information in future filings on Form 20-F. Please also enhance your discussion of other income/expense given the material activity to include the nature of the investments and the underlying reasons for the income and expenses. Refer to Item
      5 of Form 20-F.
Consolidated Statements of Comprehensive Income/(Loss), page F-7

2. Please tell us your consideration of presenting both cost of tangible goods sold and cost of services. Refer to Rule 5-03(b)2 of Regulation S-X.
3. Please tell us the amount and nature of each item comprising the line items "Others, net"
 Leo Chen
Jumei International Holding Ltd
August 12, 2019
Page 2
         and "Impairment of investments, net of tax of nil." Please tell us where the related disclosure is in the notes to the consolidated financial statements. To the extent material amounts are not discussed in the notes to the consolidated financial statements, please explain why.
Notes to the Consolidated Financial Statements
2. Principal Accounting Policies
(u) Revenue Recognition, page F-24

4. Please tell us your consideration of disclosing disaggregated revenue recognized from contracts with customers into categories that depict how the nature, amount, timing, and uncertainty of revenue and cash flows are affected by economic factors. Refer to ASC
         606-10-50-5.
4. Business Combination
Acquisition of Jiedian, page F-32

5. Please disclose the year or number of years from the acquisition date in which Jiedian has to complete a qualified initial public offering and the redemption amount of the non-
         controlling interest.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Adam Phippen, Staff Accountant, at (202) 551-3336 or Donna Di
Silvio, Staff Accountant, at (202) 551-3202 with any questions.



FirstName LastNameLeo Chen                                     Sincerely,
Comapany NameJumei International Holding Ltd
                                                               Division of
Corporation Finance
August 12, 2019 Page 2                                         Office of
Consumer Products
FirstName LastName